

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Yujun Xiao
Chief Executive Officer
HUHUTECH International Group Inc.
3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People's Republic of China 214135

> **Re: HUHUTECH International Group Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted on February 10, 2023**
> **CIK 1945415**

Dear Yujun Xiao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2023 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 10, 2023

General

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up,

may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Cover Page

2.   We reissue prior comment 2. Please clarify whether any dividends or distributions have been made and if so, quantify the amount. If no dividends or distributions have been made, please revise your disclosure elsewhere in the filing, specifically on page 5 and page 53 where you state that you "do not expect to pay cash dividends again."

Prospectus Summary, page 1

3.   We note your response to prior comment 3. Please file the written agreements with the customers and suppliers mentioned in this section, specifically Taiwan Semiconductor Manufacturing Co., Ltd., Yangtze Memory Technology Corp., and Changxin Memory Technologies Inc.

Risk Factor
Nasdaq Approval, page 50

4.   We note your response to prior comment 5. Please revise your disclosure to add the consequences to the offering of having your application denied to include that the offering will not be completed in the absence of Nasdaq listing approval.

Management Discussion and Analysis of Financial Condition and Results of Operations Bank Loans, page 70

5.   We note your response to prior comment 7. Please file all the outstanding loan agreements as exhibits to your registration statement, including outstanding loans agreements with the China Construction Bank and Bank of Ningbo. In the alternative, please explain why you are not required to do so.

Related Party Transactions, page 102

6.   We note your response to prior comment 13. Please revise this section to include transactions of all related parties, including loan agreements guaranteed by Ms. Yinglai Wang.

Yujun Xiao
HUHUTECH International Group Inc.
February 22, 2023
Page 3

       You may contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Yarona L. Yieh